SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2020

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR SHAREHOLDERS APPROVE ALL AGM RESOLUTIONS

Ryanair Holdings Plc today (17 Sept) held its 2020 AGM, during which shareholders approved all resolutions by substantial majorities. Details of the voting is set out in the table below.

2020 AGM Resolutions

			In favour
1.		Consideration of Financial Statements and Reports	98.6%
2.		Consideration of the Remuneration Report	65.8%
3.		Re-election of Directors
	(a)	S. McCarthy	91.0%
	(b)	L. Phelan	93.1%
	(c)	R. Brennan	92.8%
	(d)	M. Cawley	72.0%
	(e)	E. Daly	93.2%
	(f)	H. Millar	73.2%
	(g)	D. Milliken	91.7%
	(h)	M. O'Brien	93.6%
	(i)	M. O'Leary	96.9%
	(j)	J. O'Neill	80.7%
4.		Directors' Authority to fix the Auditors' Remuneration	97.0%
5.		Directors Authority to allot Ordinary Shares	98.6%
6.		Disapplication of Statutory Pre-Emption Rights	99.2%
7.		Authority to Repurchase Ordinary Shares	96.6%

A more detailed breakdown of the results of the proxy votes received is available on the website of the Company at https://investor.ryanair.com/ryragm2020/.

Discretionary proxies representing 4.8% of shares were voted in favour of the resolutions by the meeting's Chairman.

For further info please contact:

Alejandra Ruiz                       Piaras Kelly
Ryanair DAC                          Edelman Ireland
Tel: +353-1-9451949             Tel: +353-1-6789 333
press@ryanair.com                ryanair@edelman.com

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 17 September, 2020

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary